

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3010

May 15, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:** **Hartman Short Term Income Properties XX, Inc.**
> **Amendments No. 2 and 3 to Form S-11**
> **Filed March 30, 2009 and April 20, 2009**
> **File No. 333-154750**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-11 Filed March 30, 2009

General

1. We note your response to comment 1 of our letter dated March 4, 2009 and the revised disclosure on page 4. This information is not appropriate for the summary and should be located elsewhere in the body of your prospectus. In addition, please furnish the disclosure in substantially the tabular form indicated by Item 403 of Regulation S-K. Include the title of the class of securities, the name and address of each beneficial owner, the amount of securities held by each beneficial owner and the percent of the class represented by that amount.

Prospectus Cover Page

2.   Your heading indicates that your maximum offering is $250 billion. The amount is inconsistent with the registration fee table, which shows that you are registering $250 million of common stock for your primary offering. Please revise accordingly.

3.   Please tell us why you revised the disclosure to state that your company was formed in February 2009. We note that your original registration statement, which was signed by the company, was filed on October 24, 2008. In addition, we note that your Articles of Incorporation were signed on September 29, 2008.

4.   Please revise the cover page to briefly identify the most significant risks associated with your company and your offering. Refer to Item 1 of Industry Guide 5. We note that you included cover page risk factors in your initial filing and in amendment no. 1, but you have deleted them from this amendment.

Prospectus Summary

Hartman Short Term Income Properties XX, Inc., page 4

5.   We note your response to comment 7. To the extent that Mr. Hartman was responsible for the organization of your company and this public offering, prior to the organization of Hartman XX Holdings, Inc., it appears that he would be considered your sponsor. Please revise to clarify Mr. Hartman's role as your sponsor, in addition to his role as the owner of Hartman XX Holdings, Inc.

6.   We note your response to comment 8 and reissue the comment. Please revise to discuss the operating history of your advisor.

Policy with Respect to Leverage, page 9

7.   We note your disclosure that you intend to maintain a debt level that is about 50% of your total capitalization. Please revise to reconcile your disclosure here and elsewhere concerning your 50% leverage policy with your disclosure on page 93 that you do not expect to your debt level to exceed 300% of your net assets.

Estimated Use of Proceeds of this Offering, page 10

8.   Please note that certain of your disclosures continue to appear not to reconcile. You note the percentage of gross offering proceeds, 0.45%, allocable to Acquisition Expenses within your tabular disclosure. However your disclosure of *Compensation to Our Advisor and Its Affiliates* within this same section of the filing, you note, "Actual amounts cannot be determined at the present time." Please advise or revise.

Conflicts of Interest, page 11

9.   We reissue comment 10. Your disclosure on page 11 continues to state that HIREIT and Hartman XIX have different investment objectives while your disclosure on page 13 states that Hartman XIX has similar investment objectives. Please revise to reconcile your disclosure.

Compensation to Our Advisor and Its Affiliates

Property Management and Leasing Fees – HIR Management, page 15

10.   Please define the term "Effective Gross Revenues" as used within your discussion of property management and leasing fees.

11.   Please revise to clarify the circumstances under which you would seek a third-party property manager rather than using HIR Management. Disclose whether you or your Manager will seek third-parties that offer management services for a fee that is less than the fee you are obligated to pay HIR Management.

12.   We note your revised disclosure that 3-4% of effective gross revenues will be "based upon square footage and gross property revenues of the buildings." If the 3-4% is derived from the effective gross revenues, please revise to explain how it is further based on square footage and gross revenues.

Asset Management Fee – Hartman Advisors or its affiliates, page 16

13.   Please revise to clarify when you would begin acquiring "independent valuation reports" used to determine your asset management fees. Also, please revise to clarify if you will disclose the valuation reports to shareholders. If not, please provide your basis for such non-disclosure.

Share Redemption Program, page 18

14.   We note your response to comment 42. Please tell us why redemption prices are based on the number of years after the closing of the offering rather than years following the purchase of securities by investors. Also, please revise your disclosure to more fully explain the impact of this timing on investors. Provide conforming changes under the heading "Share Redemption Program" on page 111.

15.   Please revise to discuss how the program resolves a situation where the redemption requests made exceed the amount you are able to grant in a given quarter, either because the number of redemptions exceeds the 5% cap or because you do not have sufficient funds to honor all redemption requests.

Will I be notified of how my investment is doing, page 26

16.   We note your response to comments 17 and 18 that you will only obtain estimates
        of the value of your properties and assets to determine your per share value four
        years after the end of your most recent terminated offering. Please revise to
        clarify that if you conducted two separate offerings, that you may not obtain a
        valuation of your assets before the end of the 10 year period that triggers your
        shareholders vote on a liquidity event.

17.   Your disclosure states that you will use the offering price of your shares as the
        value of those shares until four full fiscal years after the end of the most recently
        terminated offering. Please tell us how the four-year time period is consistent
        with NASD Rule 2340(c)(2), which requires that per share values be based on a
        valuation of your assets, rather than the offering price, 18 months after the
        conclusion of the offering. Refer to FINRA Regulatory Notice 09-09 (Feb. 2009).

Management, page 57

18.   We note your response to comment 21 and reissue the comment. Comment 21
        was aimed at obtaining clarification about what actions are available to
        independent directors, other than termination, if they determine that the
        compensation arrangement with the advisor is unreasonable. Your disclosure on
        page 67 only addresses the circumstance where the compensation exceeded a
        numerical limit. It appears that the independent directors' determination of
        reasonableness goes beyond whether compensation exceeded the numerical limit.

19.   We note that you consider Messrs. Tompkins and Bouffard as your independent
        directors. Please revise to clarify in your conflicts disclosure that your
        independent directors also serve as directors in your sponsor's and advisor's
        affiliates.

Directors, Principal Officers and Key Employees of the Advisor and the Property
Manager, page 61

20.   We note you have revised this section in response to comment 26. Please revise
        the biographical descriptions to identify the positions the named persons hold
        with the advisor.

21.   Please revise the biographical descriptions to specifically disclose the principal
        occupations of each person during the last five years. Refer to Item 401(e) of
        Regulation S-K.

Executive Officer Compensation, page 63

22.   We note your response to prior comment 28. Please revise to clearly state that
        any incentive compensation paid to your executive officers will be in addition to

the compensation that they receive as employees of your advisor and all fees and reimbursements that you are obligated to pay to your advisor.

23. We note your response to comment 29 that the reference to table of options has been removed. It is not clear why you have removed the entire subsection unless you are no longer providing option grants upon the consummation of this offering. Please explain. Also, if you will grant your executive officers stock options upon the consummation of this offering, please disclose the terms of such grant and how the committee will determine the amounts to be granted.

Conflicts of Interest, page 75

Interest in Other Real Estate Programs, page 75

24. We note your response to prior comment 34. In addition to the one public REIT and one private REIT, please disclose the total number of other programs that have investment objectives similar to yours. Also, disclose the number of Hartman-sponsored programs that have investment objectives that are not similar to yours.

Receipt of Fees and Other Compensation by our Advisor and Its Affiliates, page 77

25. We note your response to comment 35 referring to bullet points 2, 4 and 7. Please provide a separate bullet point that highlights the fact that acquisition fees based on purchase price may influence your advisor to purchase higher price properties. In addition, please provide a separate bullet point that highlights the fact that asset management fees, which are based book value, require you to pay a your manager regardless of the performance and profitability of your properties.

Our Acquisitions, page 79

26. We note your response to comment 36. You state that the fair market value of properties purchased from an affiliate will be determined by an independent appraiser only if the independent directors decide an appraisal is needed. This disclosure appears to be inconsistent with disclosure in the second sentence of this paragraph, which indicates that your independent directors will obtain a third party appraisal for any property purchased from an affiliate. Please revise to reconcile these two statements.

Borrowing Policies, page 86

27. We note your response to comment 37. Please revise the second paragraph under this heading to clearly state, if true, that you have no limit on the use of leverage during the offering period.

Description of Shares

Preferred Stock, page 107

28.   We note that you have no present plans to issue preferred stock, however you
have 1,000 shares of preferred stock issued and outstanding. Please advise or
revise.

Summary of Distribution Reinvestment, page 117

29.   You note that shares purchased pursuant to your distribution reinvestment plan
that no organization and offering expenses will be paid. Please indicate such
within your disclosure of *Management Compensation* related to Reimbursement
of Other Organization and Offering Expenses throughout your prospectus.

Prior Performance Summary, page 131

30.   We note your response to comment 39. Please revise further to provide
aggregated data for your public and private programs. Aggregate figures should
be presented separately for public and nonpublic programs. Please refer to
Section 8.A of Industry Guide 5.

31.   Please revise to disclose any major adverse business developments or conditions
experienced by your prior programs. Refer to Section 8.A.2 of Industry Guide 5.

Public Programs, page 132

Hartman Commercial Properties REIT, page 132

32.   Please revise to clarify if the termination was for cause and if Mr. Hartman or any
affiliates were able to obtain termination related compensation as a result of the
termination.

Hartman Income REIT, Inc., page 132

33.   It is not clear how you are able to include Hartman Income REIT as a public
program. The definition of "public" program under Section 8 of Guide 5 refers to
an offering registered under the Securities Act of 1933. Please explain the basis
for identifying this as a public program or revise to describe it as a private
program.

34.   Please revise to clarify how the formation valuation was determined.

Private Programs, page 134

35.   Please revise to disclose the purchase price and cost of improvements and development of the sole property that was owned by Houston RE Income Properties XV.

Financial Statements

General

36.   We note from your disclosure on page 111 of your filing that your common stock is redeemable at the option of the holder. Explain to us, and enhance your financial statement disclosure to discuss, how you intend to account for your redeemable common stock in accordance with SFAS 150 and EITF D-98.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-7

37.   Please tell us and disclose how management will consider below-market renewal options in determining the amortization period of the below-market lease intangibles.

Loan Loss Provisions, page F-8

38.   Please elaborate on your intentions to originate commercial mortgages, and if such originations will constitute a significant portion of your operations.

Note 3 – Shareholders' Equity and Related Party Transactions

Costs of Formation and Fees to Related Parties, page F-10

39.   We note your response to comment 31 requesting a separate description in the table of fees associated with the liquidation stage of your business. Please revise your disclosure herein to include such disclosure.

Part II

40.   We note your response to comment 45 and reissue the comment. Please revise the registration statement to include the disclosure regarding your sales of unregistered securities as required by Item 33 of Form S-11 and Item 701 of Regulation S-K.

Undertakings, page II-2

41.   We note your response to comment 46. Please tell us why you believe that the
        undertakings required by Section 20.D of Industry Guide 5 are not applicable, or
        revise the registration statement to include these undertakings. In addition, please
        include the undertakings required by Item 415(a)(6) of Regulation S-K.

Exhibit 5.1 – Opinion

42.   The disclosure on pate 95 of your prospectus states that counsel has opined that
        you have been organized in conformity with the requirements for qualification as
        a REIT and your method of operating will enable you to meet the requirements
        for qualification and taxation as a REIT. Please provide a revised opinion that is
        consistent with the description of the opinion in the prospectus. Counsel should
        opine on both your organization and your proposed method of operating.

Amendment No. 3 to Form S-11 Filed April 17, 2009

Prior Performance Tables

43.   We note that you have filed your prior performance tables with Part II of your
        registration statement. Please be aware that the prior performance tables, except
        Table VI, must be part of your prospectus. Please revise your filing accordingly.

44.   Please revise to update the prior performance tables to include information as of
        December 31, 2008.

45.   Please revise to provide the information for Table V as illustrated in Appendix II
        of Guide 5. Such disclosure should note all sales or disposals of properties within
        the most recent three years by appropriate programs with similar investment
        objectives to those detailed in the prospectus.

Table I. Experience in Raising and Investing Funds, page II-4

46.   Please explain why you have not provided information for Hartman Commercial
        Properties REIT.

47.   It appears that the offerings of the three programs included in this table closed
        prior to 2006. As such, it is not clear why you have included them here and in
        Table II. Please refer to Instruction 1 to this table and Table II and revise your
        disclosure accordingly or advise.

48.   It is not clear why the sum of cash invested, acquisition fees and loan cost do not
        equal the amount available for investment. Please explain or revise to reconcile.

49.   Please remove the TIC contributions and the proceeds from mortgage financing from the portion of the table summarizing acquisition costs. This group of line items is intended to show the percentage of the dollar amount raised that was spent specifically for the acquisition of properties. It is not appropriate for total acquisition costs in this context to exceed amount available for investment. You may include these items lower in the table to clarify your calculation of percent leverage.

Table II. Compensation to Sponsor, page II-5

50.   Please reconcile the amounts of acquisition fees noted within Table I to the amount of Acquisition fees as disclosed within Table II.

Table III. Annual Operating Results of Prior Real Estate Programs, page II-6

51.   Please refer to Instruction 1 to Table III and explain your basis for including Houston R.E. Income Properties, XVI. It appears that this program closed more than five years ago.

52.   Please tell us and provide a footnote disclosure detailing the composition of the Increase in other assets as they relate to Special items used to determine each program's cash generated. It would appear that any special item would be deducted from the net cash flow of each program.

53.   Please tell us and include a footnote detailing the source of interest income generated for Hartman Income Properties, XVIII, Ltd. for all periods presented.

54.   We note that you have provided quarterly data for the operating results of prior programs. It is not clear why you are providing quarterly data for March 31, 2008 when your table is aimed at providing annual operating data. Please explain or revise to remove the noted disclosure.

55.   Because it is unclear if HIREIT had any offerings which closed in the last five years, please tell us why you have included information about this entity.

Table IV. Acquisitions of Properties by Program, page II-14

56.   We note that the header caption to this table is "Acquisition of Properties by Program."   Please note that Table IV for your prior performance tables should disclose the financial results of programs that no longer hold properties. Please review Table IV and the accompanying instructions and revise this table accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael E. Shaff (via facsimile)